Robert Peebler

A well-known energy industry visionary and executive leader in the oil and gas upstream services and technology businesses who has a proven track record of building companies for the long term with an emphasis on innovation, long term strategy, and effective implementation. More recently, applying executive management and entrepreneurial skills, he has formed a self-funded boutique private equity group to provide executive over-site to high value food & beverage/entertainment businesses resulting in successful launch of two high growth chains in Texas and Co-Founder of a woman's activewear company, Ghost Flower INC.

Professional Experience

The Peebler Group

President and CEO   **2013 to Present**
 The Peebler Group provides high value consulting to senior executives who need outside advice from a seasoned veteran along with a network of specialists to accelerate growth or get a company back on track. This can include helping with international market penetration through Peebler Group Partners and raising money via private equity. Outside of energy technology, The Peebler Group is also involved in unique niche food & beverage businesses, entertainment that has a technology component, Water Technology, and Woman's Activewear.

Ghost Flower INC
Co-Founder and Executive Chairman   **2016 to Present**

Co-Founder with CEO Susie Peebler, an innovative activewear online retail business targeting woman of all ages who want to improve their health and overall wellness.

Inova Geophysical Corporation

Vice Chairman – INOVA   **2010 to 2014**
A joint venture between ION and BGP (the world largest land geophysical company owned by the Chinese Oil Company CNPC) that is a manufacturer of land seismic acquisition equipment. Mr. Peebler has significant international experience, including doing business in China for over 20 years.

ION Geophysical Corporation

Executive Chairman   **2012-2013**

- Chairman of the board of ION, a public company traded on the NYSE, and managed a one-year transition with new CEO. Mr. Peebler retired from ION at the end of 2012.

President and CEO - ION Geophysical Corporation   2003-2012
- Devised new strategy to move ION (at that time called Input-Output) from a geophysical equipment manufacturer to a solution provider that significantly expanded the company portfolio beyond just manufacturing.
- Raised capital and acquired technology companies (Concept Systems, GXT, and ARAM) to support growth strategy.
- Maneuvered company through financial crisis of 2008-2009 that included forming JV with Chinese BGP that allowed the company to recapitalize balance sheet, and move more aggressively towards new strategy.
- Company grew from a nearly bankrupt manufacturing company with a market-cap below $100 million to a growth company that now traded above $1.4 billion.

Energy Virtual Partners

President and CEO   2000-2002
- Raised the capital, including own money to found EVP. It was Mr. Peebler's idea to build a virtual oil company that targeted the under-funded assets in medium to large oil company portfolios.
- The company was formed and projects bid on with BP, Anadarko, and Unocal.

Halliburton

Senior Vice President E-Business   2001-2002
- Working for CEO to devise E-Biz strategy
- Worked on several E-Biz related strategies and projects

Landmark Graphics Corporation

President and CEO   1993-2000
- Transitioned software company from founder management to a more professional organization.
- Developed growth strategy that included several acquisitions of software companies.
- Grew the company from approximately $35 million to nearly $300 million. Landmark was a public company that traded on NASDAQ.
- Negotiated the sale to Halliburton that resulted in doubling the trading share price resulting in a price of $550 million.

President and COO   1990-1992

- Joined the Landmark board and started working on transition issues related to organization structure and some serious operational and technology issues.
- Successfully transitioned software business from integrated hardware to off-the-shelf workstations.
- Introduced new pricing models for floating licenses and later enterprise contracts.

VP-Marketing   **1989-1990**

Consulting and Deal Participation   **1988-1989**

Gearhart Industries Deal
- Working with financier, Richard Rainwater and partners led acquisition attempt that included both financing and anti-trust issues. Team was outbid but made money on resale of high yield bonds that were purchased to facilitate deal.

Consulting
- Consulted for SCF Partners (Private Equity Firm) including sitting on two boards.
- Consulted with Sevin Rosen, (Venture Capital Firm) on technology in energy that resulted in the Landmark Graphics assignment where SRV was the lead investor.

Schlumberger Limited

Senior Vice President – Strategic Marketing   **1987-1988**
- Working for the EVP of Oil Field Services, worked with R&D, business units, and executives to devise marketing strategies for the corporation.

Vice President of Operations for Wireline-North America   1981-1987
- Accountable for the operations with 4 Regions, 12 Divisions, and over 100 Districts that included all of the USA and Canada, with over 5,000 employees.
- Navigated through the collapse of the oil industry when oil prices nose-dived, starting in 1982. Consolidated the business while remaining profitable, keeping key employees on-board, and continuing to fund and introduce new technology.
- Redesigned the pricing strategy for wireline services, completely redesigned the sales force, and introduced a new computing strategy which supported maintaining profitability through the worse turn-down in SLB's history.
- Devised the strategy for Logging While Drilling and was the executive sponsor during the transition phase to Anadrill.

Director of Marketing-North America   **1979-1980**
- Working for the VP-Operations, responsible for the technical marketing programs for new products and services, and the functional head of the North American sales force.

- Author of the idea to transmit data in real time to the customer's office with a new service called Log-Net. Later was responsible for the LOG-Net implementation when promoted to VP-Operations.
- Revamped the computing strategy to a profit center business verses a "give-away" with a substantial growth business launched.

Wireline Coordinator   **1978-1979**
- Working for the EVP of Wireline, coordinated operations feedback into the various global engineering centers.
- Assisted the EVP in developing the strategy for SLB to enter into the Geophysical Service business.

Division Manger-South Texas   **1977-1978**
- Responsible for opening the new South Texas Division that included 7 Districts and over 300 employees.
- Division accomplished record revenues and profits in the history of South Texas, and also noted for record service.

Permian Basin Sales Manager   **1977**
District Manager-New Iberia   **1975-1977**
Field Engineer   **1970-1974**

Education & Development
- BS Electrical Engineering University of Kansas
- University of Chicago Business School Executive Education on Finance
- Levinson Institute Leadership Programs
- Creative Center for Leadership Executive Program
- Columbia University Executive Marketing Program

Professional & Civic
- Board of Trustee-Houston Natural History Museum and Science
- Board of Sheltering Arms
- Member of Society of Exploration Geophysicists Foundation
- Board Member for KIPP (Charter School)
- University of Kansas School of Engineering Far Above Campaign committee
- Committee Member for the Barbara Bush Celebration of Reading
- Engineering Deans Advisory Board-University of Kansas

Professional Achievements
- The Oil and Gas Industry Executive Award for 2002
- Houston Technology Center Life Time Achievement Award-information technology presented in 2012
- Recognized visionary and authority in E&P technology frequent speeches and articles in industry publications.

Personal Interests
- Biking, Grandchildren, Dogs, Scuba Diving, Golf, architecture and Art.